UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION OF PRESENTATION ENTITLED, “TOWARDS THE NEXT STAGE”

On November 8, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded its presentation entitled, “Towards the Next Stage.”

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: November 8, 2012

Towards the Next Stage

November 8, 2012

Next Stage

Present

Internet

Obtain a great variety of

information over the Internet

Use of applications available on

the Internet

Dependent on device,

operating system & network

Uniform user interfaces

Acceleration of the transformation

Next Stage

“Inter-Service”

Compatibility among Internet-based

services and convergence between

real-world businesses and Internet-

based services will lead to higher

value-added services

Open and seamless usage

environment (device-free, OS-

free)

Personalized user interface &

user experience (simple and

user-friendly)

Change Enabler

Big Data

M2M, Internet of Things Virtualization HTML5, Web applications

Natural language processing Secure dispersion/computation Cloud forensics

Edge computing, etc.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

From a “ Provider “ to a “ Value Partner “

The “Value Partner” that customers continue to select

“Linking a wide range of services, connecting users and services”

Supporting business model transformation of our corporate customers (B2B2C business model) Supporting the enriched lifestyles of our individual customers Pursuing growth by self-transformation

Role of

NTT Group

Suitable for customers’ needs

Flexible combination of infrastructure, platforms and applications

Appropriate service-matching support on behalf of customers

Simple and convenient

Simple and user-friendly interface & user experience

Meet customer demands at reasonable rates

Secure and safe

Protect customers from security threats with leading technology and operations

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Near-term Initiatives Directed Towards the Next Stage

“Global Cloud Services” as the Cornerstone

of NTT’s Business Operations

Comprehensively Strengthen Network

Service Competitiveness

–3– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Near-term Initiatives Directed Towards the Next Stage [    ]

“Global Cloud Services” as the Cornerstone

?of NTT’s Business Operations

Acceleration of Global Development

Ability to develop services originated in North America (standardized and provided to developing countries) Over 10,000 global customers

One of the world’s largest and high quality data center operators (largest in Japan and second largest in the world) The third largest global IP backbone in the world

Enhancement of Cloud Services

Positioned in the Leaders quadrants of Gartner’s Magic Quadrant for Global Cloud Infrastructure as a Service and Asia/Pacific Network Service Providers Cloud migration support through R&D and M&A (NTT Centerstance) One of the world’s largest security integrators A device-free, OS-free and location-free Wi-Fi platform Big Data analysis of SNS and other large unstructured data

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Enhance Security Platform

NTT

One of the world's largest security integrators

- Providing service to over 50 countries
- Cutting-edge R&D, world-class communications carrier CSIRT (Computer Security Incident Response Team)

Establish a permanent position as a frontrunner in security technology

- Building a global security platform
- Adapting to the legal systems and personal information protection systems of each country (local platforms)
- Promoting M&A and strategic alliances


Region A
Region B
Region C
Local Platform
・・・
Global Security Platform
Security Analysis Engine
Security Intelligence
Information regarding threats and vulnerability, etc.
Global Operation (NOC / SOC)
・Intelligent encryption
・Secure dispersion/ computation technology
・Cloud forensics
・Anti-malware, etc.

—5—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Strengthen Overseas R&D

Established a global R&D committee to lead efforts to strengthen service creation capabilities Substantially expand and enhance R&D based in North America to accelerate the pace of global development

Global Strategy

Newly- Committee

established

Global Global HR Committee

R&D Committee

R&D based in North America

Promote R&D relating to world-class security technology in the most advanced markets Develop modularized IP (Intellectual Property) based on market needs

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Strengthen the Wi-Fi Platform

Designating and strengthening Wi-Fi platforms already available in train stations and airports, etc. as the “Third Access” Providing value chain support, such as production, distribution and marketing, etc. for corporate customers

Value Chain Support for Corporate Customers

Market Maintenance/

R&D Production Distribution Marketing

research After-sales care

Data collection / analysis / Activity support for

attracting customers individual customers Area

Information

Internet Coupons Stamps, etc.

Wi-Fi Platform Information

Carrier-free distribution

Free Internet No. of Reachable Handsets: Over 100 million portals

Number of wireless LAN-compatible mobile handsets sold from 2009 to 2012. (2011 and 2012 research results by ICT Research Copyright & (c) Consulting 2012 Nippon Inc.) Telegraph and Telephone Corporation

Near-term Initiatives Directed Towards the Next Stage [II]

Comprehensively Strengthen Network Service

I

Competitiveness

Further Improvement of Facility Efficiency

Establishment of Simple and Highly Efficient Business Operations Tailored to Future Market Changes

–8– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Medium-term Financial Targets

The Path to Profit

Recovery and Growth

“Global Cloud Services” as the

cornerstone of NTT’s business

operations

Comprehensively strengthen

network service competitiveness

Cash Control and its

Effective Utilization

Streamlining capital investment

Increasing M&A with a focus on

Cloud-related businesses

Enhancing shareholder returns

in the medium term

By the fiscal year ending March 31, 2017:

Proceeds from overseas sales: $20 billion

Proportion of corporate sales represented

by overseas sales: 50% or more

By the fiscal year ending March 31, 2015:

At least 400 billion yen in cost reductions

in fixed-line/mobile access networks

(compared with the fiscal year ended March 31, 2012)

By the fiscal year ending March 31, 2016:

Capex to Sales: 15%

EPS growth of 60% or more by the fiscal year ending

March 31, 2016 (compared with the fiscal year ended March 31, 2012)

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Next Value Partner

for

Transformation

of Business model and Lifestyle

by

Total Solution

of Global, Secured, End-to-end, and Full-line ICT services

–10– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Evolution Towards Becoming a Value Partner on the Next Stage in Inter-Service Era

NTT’s Strength

Over 10,000 global customers

Implementation Measure 1

“Connect” Services with Services

• Provide higher value-added services to service providers (authentication, settlement methods, etc.)

• Collaboration among Internet-based services and convergence between real-world and Internet-based services

NTT Group Sites Collaboration sites

Internet services Real-world services

Video

Games Music Travel Retail Events distribution

Cloud HTML5 platform Big Data analysis

Implementation Measure 2

“Connect” Users with Services

• User-friendly and stress-free user environment

• Service matching assistance concierge function

NTT’s Strength

Real-world stores/ merchandise

Dept. Restaurants Supermarkets stores

Over 100 million NTT customers

(FLET’S, DOCOMO, OCN, Plala…)

New customers

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Changes in Earnings Structure

“Global Cloud Services” as the Cornerstone of NTT’s Business Operations Comprehensively Strengthen Network Service Competitiveness

Advisory

Applications

Solution + (Big Data, M2M, contents, etc.)

SI, NI

Global

New Business

Cloud platforms

Cloud Services

(DC, IaaS, PaaS, etc.) Next

Cloud access

(Network for corporate users, etc.)

IP Wi-Fi platform

business

Network Fixed/mobile broadband, etc. Stage

Legacy Services

business

(fixed voice/ Fixed/mobile voice, etc.

mobile voice, etc.)

Before Cloud After Cloud

–12– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

NTT Group’s International Reputation

NTT Group companies are positioned as Leaders* in the Magic Quadrant reports published by Gartner, Inc., who objectively evaluates ICT service providers globally by assessing each company’s “completeness of vision” and “ability to execute.”

*Leaders execute well against their current vision and are well positioned for tomorrow

Asia/Pacific Network Service Providers

Cloud Infrastructure as a Service

[Reference and Disclaimer]

Gartner, “Magic Quadrant for Asia/Pacific Network Service Providers” by To Chee Eng et al. December 13, 2011

Gartner, “Magic Quadrant for Cloud Infrastructure as a Service” by Lydia Leong et al. October 18, 2012

This graphic was published by Gartner, Inc. as part of a larger research document and should be evaluated in the context of the entire document. The Gartner document is available upon request from NIPPON TELEGRAPH AND TELEPHONE CORPORATION.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

NTT Group’s Global Business Development

IT Existing Systems Advisory Services ICT Services ICT Management

Developed Countries Developing Countries

On-premise Off-presmise

Applications

Migration of business

Cloud applications to cloud Standardized

Cloud, etc. Total system

Big visualization Data M2M Security

PF Cross-industrial platform Security from

applications

Business to devices

Infrastructure

Global Analysis Cloud Platform Security

Network Management

Global Network

Wi-Fi Mobile Mobility

Network Wi-Fi Mobile Network

Suggest combined Provide flexible and high-quality ICT services, Provide end-to-end business analysis including services of other companies and secure ICT

Appealing to and ICT services management

Customers

Support customers’ business transformations as an ICT strategic partner

–14– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Doubling of Overseas Sales

Double overseas sales by the fiscal year ending March 31, 2017 Attain at least 50% of corporate sales from overseas sales

Onward to $20 billion

Exceeded $10 billion

$2 billion

Fiscal year ended Fiscal year ended Fiscal year ending

March 31, 2008 March 31, 2012 March 31, 2017

Reached $10 Aiming to double

billion one year

ahead of schedule earnings

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Example of Big Data Use

NTT aims to develop new markets through Big Data analysis, utilizing NTT’s strengths in real-time processing (Jubatus) and machine learning processing

– Drug development times may be shortened through efficient analysis by combining

Drug a vast number of patterns of chemical substances to extract potential causality and development / correlations (machine learning)

Medical – High-speed analysis of case reports collected from medical institutions in their encrypted and decentralized forms (secure dispersion / computation)

– Conduct “product evaluations and malfunction monitoring” and “reputation monitoring” in real time from a large amount of SNS data to protect brand value

Services / (Jubatus )

Finance – Enables real time extraction of the correlation between changes in stock prices,

exchange rates, etc. and market responses in mass media/social media to realize timely stock price and exchange rate forecasts (Jubatus + Machine learning)

know-how Replacing Machine learning & Hadoop Machine learning & Jubatus using experience Hadoop Jubatus

machines and Batch processing Real-time

Streamlining and accelerating the analysis process using computers instead of human experience and know-how

–16– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Increasing Corporate Value

Fiscal year ending

March 31, 2016

Fiscal year Fiscal year ending

ended

Growth of 60% or more

March 31, 2015

March 31, 2012 EPS

EPS Cost reductions of at least Capex to Sales

400 billion yen 15%

(fixed-line/mobile access networks)

Share Buybacks

–17– Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Disclaimer

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

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